UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               Allin Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   019924109
                                 (CUSIP Number)


      Cathy Sigalas, Esq., 1001 Nineteenth Street North, Arlington, VA  22209
                                 (703) 469-1072

     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 31, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Friedman, Billings, Ramsey Group, Inc.
       32-0045263
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       00
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       Virginia
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       1,594,677
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       1,594,677
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,594,677
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.89%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: FBR Venture Capital Managers, Inc.
       54-1837745
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY

--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       00
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       1,594,677
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       1,594,677
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,594,677
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.89%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Allin Corporation (the "Issuer") having its principal offices at at 133 North Fairfax Street, Alexandria, Virginia 22314.

Item 2. Identity and Background.

(a) This statement is being filed by (i) Friedman, Billings, Ramsey Group, Inc., a Virginia corporation ("FBR Group") and (ii) FBR Venture Capital Managers, Inc. ("FBRVCM"), a Delaware corporation.

(b) The address of the principal business and the principal office of FBR Group and FBRVCM is 1001 Nineteenth Street North, Arlington, Virginia 22209.

(c) The principal business of FBR Group is that of a self-managed real estate investment trust, or "REIT." The principal business of FBRVCM is to act as investment adviser to certain technology investment partnerships.

(d) During the five years prior to the date hereof, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or civil infractions).

(e) During the five years prior to the date hereof, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons purchased the 1,594,677 shares of Common Stock to which this filing refers. The source of funds for this purchase was from the working capital of FBR Group and FBRVCM.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of common stock by FBR Group and FBRVCM is for investment related purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, FBR Group and FBRVCM may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, neither of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)   Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

(a) FBR Group may be deemed to own beneficially the 1,594,677 shares of Common Stock directly owned beneficially by FBRVCM due to its control of FBRVCM's investment decisions. FBRVCM is an indirect wholly-owned subsidiary of FBR Group.

Each of the Reporting Persons may be deemed to beneficially own 22.89% of the Common Stock of the Issuer, which percentage is calculated based upon 6,967,339 shares of the Common Stock disclosed by the Issuer as outstanding in its most recently available filing with the Commission by the issuer.


(b) Number of shares of Common Stock as to which each such person has

(i) Sole power to vote or direct the vote: (a) 0

(ii) Shared power to vote or direct the vote: (a) 1,594,677 shares for each Reporting Person

(iii) Sole power to dispose or to direct the disposition: (a) 0

(iv) Shared power to dispose or to direct the disposition: (a) 1,594,677 shares for each Reporting Person


(c) Except as set forth above, neither of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

(d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of the Common Stock beneficially owned by either of the Reporting Persons.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
           Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

        Not applicable.


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.


Dated: April 14, 2003                   By: /s/ EMANUEL J. FRIEDMAN
                                        ----------------------------------------
                                        Name:  Emanuel J. Friedman
                                        Title: Chairman and Co-Chief
                                               Executive Officer


Dated: April 14, 2003                   By: /s/ ERIC F. BILLINGS
                                        ----------------------------------------
                                        Name:  Eric F. Billings
                                        Title: Vice Chairman and Co-Chief
                                               Executive Officer




                                     FBR VENTURE CAPITAL MANAGERS, INC.


Dated: April 14, 2003                   By: /s/ EMANUEL J. FRIEDMAN
                                        ----------------------------------------
                                        Name:  Emanuel J. Friedman
                                        Title: Chairman and Co-Chief
                                               Executive Officer


Dated: April 14, 2003                   By: /s/ ERIC F. BILLINGS
                                        ----------------------------------------
                                        Name:  Eric F. Billings
                                        Title: Vice Chairman and Co-Chief
                                               Executive Officer